Exhibit 99.2

Condensed Consolidated Financial Statements

(Expressed in thousands of United States dollars)

WESTPORT INNOVATIONS INC.

For the three and nine months ended September 30, 2014 and 2013

WESTPORT INNOVATIONS INC.
Condensed Consolidated Balance Sheets (unaudited)
(Expressed in thousands of United States dollars, except share amounts)

	September 30, 2014	December 31, 2013

Assets

Current assets:
Cash and cash equivalents	$ 129,415	$ 178,513
Short-term investments	745	32,091
Accounts receivable (note 3)	44,694	59,315
Inventories (note 4)	42,320	40,626
Prepaid expenses	8,746	6,072
Current portion of deferred income tax assets	3,045	3,109
	228,965	319,726

Equity method investments (note 5)	24,239	22,128
Other assets (note 6)	6,420	2,245
Property, plant and equipment (note 8)	60,681	67,349
Intangible assets (note 9)	32,579	38,344
Deferred income tax assets	24	379
Goodwill (note 10)	39,596	41,500

	$ 392,504	$ 491,671

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (note 11)	$ 45,471	$ 54,792
Current portion of deferred revenue	1,982	6,727
Current portion of deferred income tax liabilities	6	468
Current portion of long-term debt (note 12)	18,129	53,025
Current portion of warranty liability (note 13)	8,903	9,955
	74,491	124,967
Warranty liability (note 13)	15,109	18,890
Long-term debt (note 12)	54,576	12,988
Deferred revenue	4,842	4,580
Deferred income tax liabilities	3,764	4,903
Other long-term liabilities	3,092	2,441
	155,874	168,769

Shareholders’ equity:
Share capital:
Authorized:
Unlimited common shares, no par value
Unlimited preferred shares in series, no par value
Issued:
63,176,478 (2013 - 62,733,762) common shares	926,925	916,497
Share-based payments reserve	10,927	13,834
Additional paid in capital	9,400	8,205
Accumulated deficit	(700,042)	(615,342)
Accumulated other comprehensive loss	(10,580)	(292)
	236,630	322,902

	$ 392,504	$ 491,671

See accompanying notes to condensed consolidated financial statements.

2

WESTPORT INNOVATIONS INC.
Condensed Consolidated Statements of Operations and Comprehensive Loss (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
			Note 1

Product revenue	$ 22,844	$ 36,656	$ 89,432	$ 98,864
Service and other revenue	2,457	9,872	13,742	12,573
	25,301	46,528	103,174	111,437

Cost of revenue and expenses:
Cost of product revenue	17,332	30,471	69,332	79,028
Research and development	17,602	23,485	57,303	67,816
General and administrative	10,203	12,252	30,915	36,805
Sales and marketing	5,380	7,140	19,043	22,563
Foreign exchange (gain) loss	(2,179)	1,326	(2,544)	(5,080)
Depreciation and amortization	4,651	4,281	13,567	11,668
Bank charges, interest and other	100	82	322	428
Intangible asset impairment	-	-	325	-
	53,089	79,037	188,263	213,228

Loss from operations	(27,788)	(32,509)	(85,089)	(101,791)

Income from investments accounted for by the equity method	2,135	3,673	2,820	9,969
Interest on long-term debt	(1,650)	(1,196)	(3,853)	(3,691)
Interest and other income	1,082	103	1,015	436

Loss before income taxes	(26,221)	(29,929)	(85,107)	(95,077)

Income tax (recovery) expense	(745)	296	(409)	882

Net loss for the periods	(25,476)	(30,225)	(84,698)	(95,959)

Other comprehensive loss
Cumulative translation adjustment	(8,163)	6,661	(10,288)	(6,172)

Comprehensive loss	$ (33,639)	$ (23,564)	$ (94,986)	$(102,131)

Loss per share:
Basic and diluted	$ (0.40)	$ (0.53)	$ (1.34)	$ (1.72)

Weighted average common shares outstanding:
Basic and diluted	63,142,874	56,787,233	63,051,893	55,881,884

See accompanying notes to condensed consolidated financial statements.

3

WESTPORT INNOVATIONS INC.
Condensed Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of United States dollars, except share amounts)

Three and nine months ended September 30, 2014 and September 30, 2013 (unaudited)

	Common shares outstanding	Share capital	Share-based payments reserve	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total shareholders' equity

Balance, December 31, 2012	55,294,091	$ 733,385	$ 9,228	$ 6,384	$ (429,932)	$ 17,016	$ 336,081

Issue of common shares on exercise of stock options	83,962	731	-	(267)	-	-	464
Issue of common shares on exercise of share units	287,500	6,138	(6,138)	-	-	-	-
Issue of common shares in connection with acquisition	718,485	24,091	-	-	-	-	24,091
Acquisition to be settled by issuance of common shares	-	-	3,285	-	-		3,285
Stock-based compensation	-	-	5,694	1,120	-	-	6,814
Net loss for the period	-	-	-	-	(65,734)	-	(65,734)
Other comprehensive loss	-	-	-	-	-	(12,833)	(12,833)

Balance, June 30, 2013	56,384,038	$ 764,345	$ 12,069	$ 7,237	$ (495,666)	$ 4,183	$ 292,168
Issue of common shares on exercise of stock options	25,979	405	-	(136)	-	-	269
Issue of common shares on exercise of share units	281,895	3,525	(3,525)	-	-	-	-
Share issue costs	-	(45)	-	-	-	-	(45)
Stock-based compensation	-	-	3,259	601	-	-	3,860
Net loss for the period	-	-	-	-	(30,225)	-	(30,225)
Other comprehensive income	-	-	-	-	-	6,661	6,661

Balance, September 30, 2013	56,691,912	$ 768,230	$ 11,803	$ 7,702	$ (525,891)	$ 10,844	$ 272,688

Balance, December 31, 2013	62,733,762	$ 916,497	$ 13,834	$ 8,205	$ (615,342)	$ (292)	$ 322,902

Issue of common shares on exercise of stock options	4,358	49	-	(17)	-	-	32
Issue of common shares on exercise of share units	293,659	6,709	(6,709)	-	-	-	-
Issuance of common shares in connection with acquisition	94,914	3,182	-	-	-	-
Acquisition to be settled by issuance of common shares	-	-	(3,182)	-	-	-
Stock-based compensation	-	-	6,422	885	-	-	7,307
Net loss for the period	-	-	-	-	(59,224)	-	(59,224)
Other comprehensive loss	-	-	-	-	-	(2,125)	(2,125)

Balance, June 30, 2014	63,126,693	$ 926,437	$ 10,365	$ 9,073	$ (674,566)	$ (2,417)	$ 268,892
Issue of common shares on exercise of stock options	38,713	325	-	(115)	-	-	210
Issue of common shares on exercise of share units	11,072	163	(163)	-	-	-	-
Stock-based compensation	-	-	725	442	-	-	1,167
Net loss for the period	-	-	-	-	(25,476)	-	(25,476)
Other comprehensive loss	-	-	-	-	-	(8,163)	(8,163)

Balance, September 30, 2014	63,176,478	$ 926,925	$ 10,927	$ 9,400	$ (700,042)	$ (10,580)	$ 236,630

See accompanying notes to condensed consolidated financial statements.

4

WESTPORT INNOVATIONS INC.
Condensed Consolidated Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013

Cash flows from operating activities:
Net loss for the period	$ (25,476)	$ (30,225)	$ (84,698)	$ (95,959)
Items not involving cash:
Depreciation and amortization	4,651	4,281	13,567	11,668
Stock-based compensation expense	997	3,638	9,053	11,103
Unrealized foreign exchange (gain) loss	(2,179)	1,326	(2,544)	(5,080)
Deferred income tax (recovery)	(816)	(166)	(998)	(327)
Income from investments accounted for by the equity method	(2,135)	(3,673)	(2,820)	(9,969)
Non-cash interest expense	500	410	1,376	1,323
Intangible asset impairment	-	-	325	-
Change in fair value of derivative liability and other	(850)	(12)	(152)	(37)
Changes in non-cash operating working capital:
Accounts receivable	8,434	(2,157)	7,989	(4,484)
Inventories	(6,305)	2,230	(3,934)	(2,054)
Prepaid expenses and other assets	(1,755)	(449)	(6,214)	(793)
Accounts payable and accrued liabilities	(6,503)	(9,653)	(6,931)	(5,892)
Deferred revenue	11	888	(4,097)	1,672
Warranty liability	49	(194)	(3,329)	(81)
	(31,377)	(33,756)	(83,407)	(98,910)
Cash flows from investing activities:
Purchase of property, plant and equipment	(1,511)	(6,734)	(6,324)	(21,910)
Maturity of short-term investments, net	20,356	81	29,982	25,954
Acquisitions, net of acquired cash	-	-	-	1,178
Dividends received from joint venture	-	3,345	2,626	5,569
	18,845	(3,308)	26,284	10,791
Cash flows from financing activities:
Repayment of operating lines of credit	-	-	-	(1,807)
Repayment of long-term debt	(3,409)	(9,947)	(5,635)	(9,947)
Issuance of subordinated debenture notes	-	-	17,797	-
Financing costs incurred	-	-	(2,033)	-
Proceeds from stock options exercised	211	269	243	733
Share issuance costs	-	(45)	-	(45)
	(3,198)	(9,723)	10,372	(11,066)

Effect of foreign exchange on cash and cash equivalents	(2,660)	872	(2,347)	(964)

Decrease in cash and cash equivalents	(18,390)	(45,915)	(49,098)	(100,149)

Cash and cash equivalents, beginning of period	147,805	134,724	178,513	188,958

Cash and cash equivalents, end of period	$ 129,415	$ 88,809	$ 129,415	$ 88,809

Supplementary information:
Interest paid	$ 2,708	$ 1,547	$ 4,586	$ 3,115
Taxes paid, net of refunds	232	174	376	335
Non-cash transactions:
Equity increase as a result of shares issued on exercise of share units	163	3,525	6,872	9,663
Common Shares issued and to be issued to acquire BAF Technologies, Inc.	-	-	-	27,376

See accompanying notes to condensed consolidated financial statements.

5

Westport Innovations Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

1.	Basis of presentation and change in prior period presentation:

(a)	Basis of Presentation

The unaudited condensed consolidated balance sheet as at September 30, 2014, and the unaudited condensed consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the three and nine months ended September 30, 2014 and 2013 have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

These unaudited interim consolidated financial statements do not include all note disclosures required on an annual basis, and therefore, should be read in conjunction with the annual audited consolidated financial statements for the fiscal year ended December 31, 2013 filed with the appropriate securities regulatory authorities.

In the opinion of management, all adjustments, which include reclassifications and normal recurring adjustments necessary to present fairly the condensed consolidated balance sheets, condensed consolidated statements of operations and comprehensive loss, condensed consolidated statements of shareholders’ equity and condensed consolidated cash flows as at and for the period ended September 30, 2014 and for all periods presented, have been recorded. The results of operations for the three and nine months ended September 30, 2014 is not necessarily indicative of the results for Westport Innovations Inc.’s (“the Company”) full year.

The Company’s reporting currency for its consolidated financial statement presentation is the United States dollar. The functional currencies of the Company’s operations and subsidiaries include the following: United States, Canadian and Australian dollar, Euro, Chinese Renminbi (RMB), and Swedish Krona. The Company translates assets and liabilities of non-US dollar functional currency operations using the period end exchange rates, shareholders’ equity balances using the weighted average of historical exchange rates, and revenues and expenses using the monthly average rate for the period with the resulting exchange differences recognized in other comprehensive income.

Except as otherwise noted, all amounts in these financial statements are presented in U.S. dollars. For the periods presented, the Company used the following exchange rates:

	Exchange rate as at:		Average for the three months ended:		Average for the nine months ended:
	September 30, 2014	December 31, 2013	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013

Canadian dollar	0.89	0.97	0.92	0.98	0.91	0.96
Australian dollar	0.91	0.93	0.92	0.98	0.92	0.92
Euro	1.26	1.35	1.32	1.32	1.36	1.33
RMB	0.16	0.16	0.16	0.16	0.16	0.16
Swedish Krona	0.14	0.16	0.14	0.15	0.15	0.15

(b)	Change in prior period presentation

For the three months ended September 30, 2014, the Company corrected the accounting for a portion of the On-Road parts revenue. As a result, the Company made an immaterial adjustment to reduce total revenue for the six month period ended June 30, 2014 by $4.1 million, from $82.0 million to $77.9 million. The Company also reduced the cost of revenue for the six month period ended June 30, 2014 by $4.1 million, from $56.1 million to $52.0 million. In addition, the Company combined the insignificant parts revenue with product revenue into a single line item in the condensed consolidated statement of operations and comprehensive loss for all periods presented. These adjustments have no impact to the condensed consolidated balance sheets, statement of cash flows, net loss or basic and diluted loss per share for the nine months ended September 30, 2014.

6

Westport Innovations Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

2.	Accounting changes:

New accounting pronouncements:

In May 2014, Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, Revenue From Contracts With Customers (“Topic 606”). Topic 606 removes inconsistencies and weaknesses in revenue requirements, provides a more robust framework for addressing revenue issues, improves comparability of revenue recognition practices across entities, industries, jurisdictions and capital markets, provides more useful information to users of financial statements through improved disclosure requirements and simplifies the preparation of financial statements by reducing the number of requirements to which an entity must refer. The guidance in this update supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. Additionally, this update supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition – Construction-Type and Production-Type Contracts. Topic 606 is effective for public entities with reporting periods beginning after December 15, 2016. Early adoption is not permitted. The Company has not yet evaluated the impact of the adoption of this new standard.

In August 2014, the FASB issued ASU 2014-15 “Presentation of Financial Statements – Going Concern,” outlining management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern, along with the required disclosures.  ASU 2014-15 is effective for the annual period ending after December 15, 2016 with early adoption permitted.  The Company does not anticipate a material impact to the Company’s financial statements as a result of this change.

3.	Accounts receivable:

	September 30, 2014	December 31, 2013

Customer trade receivable	$ 44,599	$ 54,017
Government funding receivable	40	483
Due from joint venture	719	3,621
Other receivables	1,711	2,689
Income tax receivable	436	77
Allowance for doubtful accounts	(2,811)	(1,572)

	$ 44,694	$ 59,315

4.	Inventories:

	September 30, 2014	December 31, 2013

Purchased parts	$ 23,608	$ 23,228
Assembled parts	3,870	881
Work-in-process	6,453	9,889
Finished goods	8,389	6,628

	$ 42,320	$ 40,626

Cost of revenue related to product and parts revenue for the three and nine month periods ended was $17,332 and $69,332 (three months ended September 30, 2013 - $30,471; nine months ended September 30, 2013 - $79,028).

7

Westport Innovations Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

5.	Equity method investments:

	September 30, 2014	December 31, 2013

Weichai Westport Inc. (a)	$ 15,997	$ 14,534
Cummins Westport Inc. (b)	7,646	7,191
Other equity method investees	596	403

	$ 24,239	$ 22,128

(a)	Weichai Westport Inc.:

The Company has a 35% equity interest in Weichai Westport Inc. (“WWI”), a joint venture with Weichai Holding Group Co. Ltd. and Hong Kong Peterson (CNG) Equipment Ltd. For the three months and nine months ended September 30, 2014, the Company recognized income of $1,206 (2013 - $1,270) and $2,402 (2013 - $3,620) respectively, as income from investment accounted for by the equity method.

Assets, liabilities, revenue and expenses of WWI as of and for the periods presented are as follows:

	September 30, 2014	December 31, 2013

Current assets:
Cash and short-term investments	$ 10,589	$ 4,696
Accounts receivable	118,442	31,967
Inventory	74,107	80,412
Other current assets	1,951	176
Long-term assets
Property, plant and equipment	5,438	7,021
Deferred income tax assets	6,785	6,874

Total assets	$ 217,312	$ 131,146

Current liabilities:
Accounts payable and accrued liabilities	172,312	93,016

Total liabilities	$ 172,312	$ 93,016

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013

Product revenue	$ 179,259	$ 114,622	$425,690	$372,977

Cost of revenue and expenses:
Cost of product revenue	170,394	105,799	401,693	345,204
Operating expenses	4,812	4,555	15,921	15,605
	175,206	110,354	417,614	360,809

Income before income taxes	4,053	4,268	8,076	12,168

Income tax expense	607	640	1,211	1,825

Income for the period	$ 3,446	$ 3,628	$ 6,865	$ 10,343

8

Westport Innovations Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

5.	Equity method investments (continued):

(b)	Cummins Westport Inc.:

The Company and Cummins Inc. (“Cummins”) each own 50% of the common shares of CWI. For the three and nine months ended September 30, 2014, the Company recognized its share of CWI’s income of $893 (2013 –$2,490) and income of $458 (2013 – income of $6,628) respectively, as income from investment accounted for by the equity method (note 7).

Assets, liabilities, revenue and expenses of CWI as of and for the periods presented are as follows:

	September 30, 2014	December 31, 2013

Current assets:
Cash and short-term investments	$ 96,471	$ 73,736
Accounts receivable	10,033	4,245
Current portion of deferred income tax assets	22,194	13,958
Other current assets	179	210
	128,877	92,149

Long-term assets:
Property, plant and equipment	1,352	1,096
Deferred income tax assets	28,581	21,698

Total assets	$ 158,810	$ 114,943

Current liabilities:
Accounts payable and accrued liabilities	$ 11,023	$ 7,772
Current portion of deferred revenue	7,262	5,478
Current portion of warranty liability	48,818	28,482
	67,103	41,732

Long-term liabilities:
Warranty liability	43,107	39,087
Deferred revenue	31,107	17,815
Other long-term liabilities	2,201	2,000
	76,415	58,902

Total liabilities	$ 143,518	$ 100,634

(1)	The Company has adjusted the December 31, 2013 information, as previously presented in our 2013 Annual Financial Statement Notes, to reflect the finalized audited financial information of CWI. The changes reflect reclassifications within the balance sheet information only. The changes have no impact on the Company’s equity interest in CWI’s income in either 2014 or for the year ended December 31, 2013.

9

Westport Innovations Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

5.	Equity method investments (continued):

(b)	Cummins Westport Inc. (continued):

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013

Product revenue	$ 58,532	$ 62,597	$ 190,790	$ 163,986
Parts revenue	12,042	14,895	39,407	36,195
	70,574	77,492	230,197	200,181

Cost of revenue and expenses:
Cost of product and parts revenue	55,173	59,833	196,776	149,691
Research and development	4,990	5,576	15,277	17,054
General and administrative	201	319	877	895
Sales and marketing	7,661	3,875	16,457	12,656
Foreign exchange (gain) loss	25	(22)	27	3
Bank charges, interest and other	179	122	619	366
	68,229	69,703	230,033	180,665

Income from operations	2,345	7,789	164	19,516

Interest and investment income	64	10	194	49

Income before income taxes	2,409	7,799	358	19,565

Income tax loss (recovery)	623	2,820	(557)	6,311

Income for the period	$ 1,786	$ 4,979	$ 915	$ 13,254

6.	Other assets:

	September 30, 2014	December 31, 2013

Deferred financing fees (a)	$ 1,913	$ 376
Deposits and other	4,507	1,869

	$ 6,420	$ 2,245

(a)	Certain financing fees paid to the creditor on issuance of additional subordinated debentures (note 12) have been deferred and amortized into expense over the term of the debentures (3 years) using the effective interest method.

10

Westport Innovations Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

7.	Variable interest entities:

Cummins and Westport each own 50% of the common shares of CWI and have equal representation on the Board of Directors. No one shareholder has the unilateral power to govern CWI. The Board of Directors has power over the operating decisions and to direct other activities of CWI that most significantly impact CWI’s economic performance as set forth in the governing documents. As key decision-making at the Board of Directors’ level requires unanimous approval, this power is shared. Accordingly, neither party is the primary beneficiary and therefore CWI is accounted for as a variable interest entity.

Prior to February 20, 2012, the Company and Cummins shared equally in the profits and losses of CWI. Under the amended and restated Joint Venture Agreement (“amended and restated JVA”) executed on February 20, 2012, profits and losses are shared equally up to an established revenue baseline, and then any excess profits will be allocated 75% to the Company and 25% to Cummins. The Company has not historically provided and does not intend to provide financial or other support to CWI that the Company is not contractually required to provide.

The carrying amount and maximum exposure to losses relating to VIEs in which the Company holds a significant variable interest but is not the primary beneficiary, and which have not been consolidated, were as follows:

	As at September 30, 2014		As at December 31, 2013
	Carrying amount	Maximum exposure to loss	Carrying amount	Maximum exposure to loss

Equity method investment	$ 7,646	$ 7,646	$ 7,191	$ 7,191
Accounts receivable	719	719	3,621	3,621

8.	Property, plant and equipment:

		Accumulated	Net book
September 30, 2014	Cost	depreciation	value

Computer equipment and software	$ 10,086	$ 7,395	$ 2,691
Furniture and fixtures	5,706	1,620	4,086
Machinery and equipment	86,093	36,614	49,479
Leasehold improvements	14,966	10,541	4,425

	$ 116,851	$ 56,170	$ 60,681

		Accumulated	Net book
December 31, 2013	Cost	depreciation	value

Computer equipment and software	$ 9,652	$ 6,174	$ 3,478
Furniture and fixtures	6,608	1,692	4,916
Machinery and equipment	86,067	32,099	53,968
Leasehold improvements	15,084	10,097	4,987

	$ 117,411	$ 50,062	$ 67,349

11

Westport Innovations Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

9.	Intangible assets:

		Accumulated	Net book
September 30, 2014	Cost	amortization	value

Patents and trademarks	$ 19,234	$ 3,371	$ 15,863
Technology	6,884	3,115	3,769
Customer contracts	17,479	5,042	12,437
Other intangibles	875	365	510

Total	$ 44,472	$ 11,893	$ 32,579

		Accumulated	Net book
December 31, 2013	Cost	amortization	value

Patents and trademarks	$ 20,974	$ 2,900	$ 18,074
Technology	7,468	2,796	4,672
Customer contracts	18,447	3,886	14,561
Other intangibles	1,262	225	1,037

Total	$ 48,151	$ 9,807	$ 38,344

The Company reviews its long-lived assets for impairment including property, plant and equipment, and intangible assets whenever events and changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Based on the revenue and operating results for the Applied Technologies and On-Road Systems segments in the first nine months of 2014 and the decline in the outlook for the remainder of 2014 and future years, the Company concluded there was an impairment indicator requiring the performance of an interim long-lived assets impairment test for customer contracts, technology and other intangibles for the Applied Technologies and On-Road Systems segments as of September 30, 2014. The estimated fair value of the Applied Technology and On-Road Systems’ long-lived assets exceeded their carrying amounts and therefore there was no impairment of long-lived assets.

10.	Goodwill:

A continuity of goodwill is as follows:

	September 30, 2014	December 31, 2013

Balance, beginning of period (January 1, 2014):	$ 41,500	$ 56,879
Acquisition of BAF Technologies, Inc.	-	18,542
Impairment losses		(34,964)
Impact of foreign exchange changes	(1,904)	1,043

Balance, end of period	$ 39,596	$ 41,500

Goodwill is subject to assessment for impairment by applying a fair-value based test on an annual basis or more frequently if circumstances indicate a potential impairment. The Company’s annual assessment date is November 30. Based on the revenue and operating results of Applied Technologies and On-Road Systems segments in the nine months ended September 30, 2014 and the decline in the outlook for the remainder of 2014 and future years, the Company concluded there was an impairment indicator requiring an interim goodwill impairment assessment as of September 30, 2014. The estimated fair value of the Applied Technology and On-Road Systems reporting units exceeded their carrying amounts and therefore there was no impairment of the goodwill. The percentage by which the fair values of the reporting units exceeded their carrying values was less than 10% for both reporting units. Management considered both the discounted cash flow model and the market multiple approach in their analysis. Some key assumptions used were a weighted average cost of capital of 15% and terminal revenue growth that ranged from 3 to 5%. Variations to the expected future cash flows, and timing thereof, could result in significant changes to the impairment test results, which could in turn impact future financial results, including the potential for impairment loss in the future.

12

Westport Innovations Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

11.	Accounts payable and accrued liabilities:

	September 30, 2014	December 31, 2013

Trade accounts payable	$ 38,704	$ 42,872
Accrued payroll	5,613	7,937
Accrued interest	176	893
Income taxes payable	971	709
Other payables	7	2,381

	$ 45,471	$ 54,792

12.	Long-term debt:

	September 30, 2014	December 31, 2013

Subordinated debenture notes	$ 48,073	$ 33,847
Senior financing	9,765	15,941
Senior revolving financing	12,634	13,779
Other bank financing	641	403
Capital lease obligations	1,592	2,043
	72,705	66,013

Current portion	(18,129)	(53,025)

	$ 54,576	$ 12,988

On September 23, 2011, the Company raised $33,720 (CDN$36,000) through the issuance of debentures to Macquarie Private Wealth Inc. (“Macquarie”) on a private placement basis (the “Initial Debentures”). The Initial Debentures were unsecured and subordinated to senior indebtedness, mature on September 22, 2014, and bear interest at 9% per annum, payable in cash semi-annually in arrears on March 15 and September 15 of each year during the term, which commenced on March 15, 2012. The Initial Debentures are redeemable at the option of the Company at a price equal to $1,150 per $1,000 principal amount of the debentures on or before March 22, 2013. After March 22, 2013 and before maturity, the debentures can be redeemed at a price equal to $1,100 per $1,000 principal amount.

On June 27, 2014, the Company raised $17,797 (CDN$19,000) through the issuance of debentures to Richardson GMP Limited (“RGMP”), formerly Macquarie Private Wealth Inc. on a private placement basis (the “Additional Debentures”). In conjunction with the issuance of the Additional Debentures, the Company amended the terms of the Initial Debentures (the “Amended Initial Debentures”). The Amended Initial Debentures are ranked pari passu with the Additional Debentures and both shall be treated as the same series of debentures (the “New Debentures”) with the same terms. The New Debentures $51,517 (CDN$55,000) is composed of the Additional Debentures $17,797 (CDN$19,000) and the Amended Initial Debentures $33,720 (CDN$36,000). The New Debentures are unsecured and subordinated to senior indebtedness, mature on September 15, 2017, and bear interest at 9% per annum, payable in cash semi-annually in arrears on March 15 and September 15 of each year during the term. The New Debentures are redeemable at the option of the Company at a price equal to $1,150 per $1,000 principal amount of the debentures after September 15, 2015 and on or before March 15, 2016. After March 15, 2016 and before maturity, the debentures can be redeemed at a price equal to $1,100 per $1,000 principal amount.

The New Debentures contain an extension option that will allow each debenture holder to have the option to extend, a maximum of six times, the maturity date for an additional period of six months provided that greater than CDN$10,000 of the aggregate principal amount of the New Debentures remain outstanding.

The Company has performed the assessment of embedded derivatives within the New Debentures and concluded that there is an embedded derivative that requires bifurcation related to the extension option from the New Debentures. The extension option was deemed not clearly and closely related to the New Debentures and is separately accounted for as a standalone derivative. The Company recorded this embedded derivative in other long-term liabilities on its consolidated balance sheet. At issuance on June 27, 2014, the embedded derivative’s fair value was determined to be $1,169 (CDN$1,249). The Company is accreting the carrying value of the debt to interest expense by using the effective interest method through to the maturity date of the New Debentures. The Company accreted $82 of the embedded derivative discount for the 3 and 9 month periods ended (2013 $Nil and $Nil). The fair value loss (gain) for the mark-to-market adjustment recorded in interest and other income (loss) for the three and nine month periods ended September 30, 2014 was $(894) and $(894) (2013 $Nil and $ Nil). The Company determined the fair value of the embedded derivative using the Interest Rate Option Pricing Method which incorporated the Black-Karasinski model.

13

Westport Innovations Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

13.	Warranty

A continuity of the warranty liability is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013

Balance, beginning of period	$ 25,015	$ 6,721	$ 28,845	$ 6,380
Warranty assumed on acquisition		-		582
Warranty claims	(2,270)	(1,134)	(6,670)	(3,315)
Warranty accruals	908	1,253	2,150	2,112
Change in estimate	-	-	-	1,200
Impact of foreign exchange changes	359	(146)	(313)	(265)
Balance, end of period	$ 24,012	$ 6,694	$ 24,012	$ 6,694

Less: Current Portion	(8,903)	(4,084)	(8,903)	(4,084)

Long-term portion	$ 15,109	$ 2,610	$ 15,109	$ 2,610

14

Westport Innovations Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

14.	Stock options and other stock-based plans:

(a)	Stock options:

Stock options are available for issuance under the Westport Omnibus Plan and were previously granted under the Company’s Stock Option Plan. A summary of the Company’s stock option activity for the three and nine months ended September 30, 2014 and 2013 are presented as follows:

	Nine months ended September 30, 2014		Nine months ended September 30, 2013
	Number of shares	Weighted average exercise price (CDN$)	Number of shares	Weighted average exercise price (CDN$)

Outstanding, beginning of period	816,450	$ 30.20	996,047	$ 27.78

Exercised	(43,071)	6.17	(109,941)	6.85
Forfeited/expired	(75,333)	33.78	(41,729)	33.66

Outstanding, end of period	698,046	$31.29	844,377	$30.23

Options exercisable, end of period	477,322	$30.13	324,766	$24.52

During the three and nine months ended September 30, 2014, the Company recognized $501 (2013 - $343) and $1,434 (2013 - $1,637) respectively, in stock-based compensation related to stock options.

No options were granted during the three and nine months ended September 30, 2014 and September 30, 2013.

As at September 30, 2014, $539 of compensation cost related to stock option awards has yet to be recognized in the results from operations and will be recognized over a weighted average period of 0.27 years.

15

Westport Innovations Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

14.	Stock options and other stock-based plans (continued):

(b)	Share units:

The value assigned to issued restricted share units (“RSUs”) and performance share units (“PSUs”) (together, the “Units”) and the amounts accrued are recorded in share-based payments reserve on the condensed consolidated balance sheets. As Units are exercised or vest and the underlying shares are issued from treasury of the Company, the value is reclassified to share capital.

A continuity of the Units issued under the Westport Omnibus Plan and the former Amended and Restated Unit Plan (together, the “Plans”) as of September 30, 2014 and 2013 are as follows:

	Nine months ended September 30, 2014		Nine months ended September 30, 2013
	Number of units	Weighted average grant date fair value (CDN$)	Number of units	Weighted average grant date fair value (CDN$)

Outstanding, beginning of period	1,200,591	$ 23.68	1,095,094	$ 20.68
Granted	1,547,231	19.29	583,148	31.70
Exercised/vested	(248,390)	30.38	(416,017)	23.95
Forfeited/expired	(64,844)	24.95	(113,721)	25.39

Outstanding, end of period	2,434,588	$ 19.03	1,148,504	$ 24.56

Units outstanding and exercisable, end of period	200,314	$ 11.00	229,234	$ 11.16

	Nine months ended September 30, 2014		Nine months ended September 30, 2013
	Number of units	Weighted average grant date fair value (CDN$)	Number of units	Weighted average grant date fair value (CDN$)

Unvested, beginning of period	975,953	$ 26.55	832,479	$ 24.41
Granted	1,547,231	19.29	583,148	31.70
Vested	(224,066)	33.44	(382,636)	26.82
Forfeited	(64,844)	24.95	(113,721)	25.39

Unvested, end of period	2,234,274	$ 19.75	919,270	$ 27.91

During the three and nine months ended September 30, 2014, the Company recognized $496 (2013 - $3,295) and $7,670 (2013 - $9,466) of stock-based compensation associated with the Westport Omnibus Plan and the former Amended and Restated Unit Plan.

As at September 30, 2014, $30,018 of compensation cost related to Units has yet to be recognized in the results from operations and will be recognized over a weighted average period of 2.08 years.

16

Westport Innovations Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

14.	Stock options and other stock-based plans (continued):

(b)	Share units (continued):

Of the Units granted during the nine months ended September 30, 2014, 352,879 Units (September 30, 2013 – 290,571) were subject to revenue growth, service and market conditions. The fair value of these PSUs was determined using a Monte-Carlo simulation using the following weighted average assumptions: expected dividend yield – nil% (September 30, 2013 – nil%); expected stock price volatility – 53.68% (September 30, 2013 – 56.47%); and risk free interest rate – 1.2% (September 30, 2013 – 1.15%). The valuation model determined the grant date fair value based on assumptions about the likelihood of the Company achieving different payout factors as driven by the market conditions.

For the PSUs granted after January 1, 2013 (“2013 LTI”) and January 1, 2014 (“2014 LTI”), payout factors are determined based on revenue growth with a potential payout cap based on relative Total Shareholder Return (“TSR”) of Westport as compared to the TSRs of the peer companies. The payout factors range from 0% to 200% of the PSUs granted. For the 2013 LTI and 2014 LTI PSUs, 100% of these PSUs vest after three years from the date of the grant.

The fair value of all other Units was determined based on the market price of the underlying shares on the date of grant. Compensation expense, net of estimated forfeitures, is recognized in results from operations over the vesting period.

The aggregate intrinsic value of the Company’s stock option awards and Units outstanding and exercisable as at September 30, 2014 and exercised during the nine months ended September 30, 2014 is as follows:

September 30, 2014
CDN$

Stock options:
Outstanding	$ 47
Exercisable	47
Exercised	328

Units:
Outstanding	$ 28,623
Exercisable	2,356
Exercised	5,157

Stock-based compensation associated with the Westport Omnibus Plan and the former Amended and Restated Unit Plan is included in operating expenses as follows:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013

Research and development	$ 445	$ 606	$ 1,607	$ 1,592
General and administrative	691	2,587	5,705	8,104
Sales and marketing	(139)	445	1,741	1,407

	$ 997	$ 3,638	$ 9,053	$11,103

(c)	Loss per share:

All of the stock options and Units have been excluded from the calculation of diluted loss per share as they are anti-dilutive.

17

Westport Innovations Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

15.	Segmented information:

The Company’s business operates in six reportable operating segments:

- Applied Technologies, designs, produces and sells compressed natural gas (“CNG”) and liquefied petroleum gas (“LPG”) components and subsystems for natural gas vehicles of all types;

- On-Road Systems, engineers, designs, assembles and sells natural gas engine and vehicle systems for automotive, light commercial and trucking;

- Off-Road Systems, engineers, designs and markets Westport proprietary natural gas technologies, including the Westport™ high pressure direct injection (“HPDI”) technology, Westport™ 2.4L industrial engines and fuel systems for the off-road, large-engine applications such as mine trucks, locomotives, workboats and petroleum exploration equipment;

- Corporate and Technology Investments, which includes corporate costs such as research and development, general and administrative, marketing, interest and other charges, foreign exchange and depreciation that are incurred by all segments and are not allocated to the reporting segments;

- CWI which serves the medium- to heavy-duty engine markets with spark ignited natural gas engines. The fuel for CWI engines is typically carried on vehicles as compressed natural gas or liquefied natural gas; and

- WWI develops, manufactures and sells advanced, alternative fuel engines and parts that are widely used in city bus, coach and heavy-duty truck applications in China or exported to other regions globally.

These reporting segments offer different products and services and are managed separately as each business requires different technology and marketing strategies.

The accounting policies for the reportable segments are consistent with those described in the Company’s annual consolidated financial statements for the year ended December 31, 2013. The Chief Operating Decision Maker evaluates segment performance based on the net operating income (loss), which is before income taxes and does not include depreciation and amortization, impairment charges, foreign exchange gains and losses, bank charges, interest and other expenses, interest and other income, and gain on sale of long-term investments.

18

Westport Innovations Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

15. Segmented information (continued):

The Company did not record any intersegment sales or transfers for the three and nine months ended September 30, 2014 and 2013. Comparative periods have been recast to conform to current segment presentation.

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013

Revenue:
Applied Technologies	$ 18,244	$ 20,441	$ 64,945	$ 68,939
On-Road Systems	6,577	16,994	31,851	29,036
Off-Road Systems	272	830	3,091	2,885
Corporate and Technology Investments	208	8,263	3,287	10,577
CWI	70,573	77,492	230,197	200,181
WWI	179,259	114,622	425,690	372,977
Total segment revenues	275,133	238,642	759,061	684,595
Less: equity investees' revenue	(249,832)	(192,114)	(655,887)	(573,158)
Total consolidated revenues	$ 25,301	$ 46,528	$ 103,174	$ 111,437

Net consolidated operating income (loss) excluding depreciation and amortization, intangible asset impairments, foreign exchange gain, bank charges and other:
Applied Technologies	$ (2,921)	$ 1,638	$ (1,762)	$ 5,574
On-Road Systems	(2,616)	(9,711)	(5,407)	(29,776)
Off-Road Systems	(985)	(2,763)	(2,249)	(7,407)
Corporate and Technology Investments	(18,694)	(15,984)	(64,002)	(63,166)
CWI	2,601	7,889	864	19,885
WWI	4,053	4,268	8,076	12,168
Total segment operating loss	(18,562)	(14,663)	(64,480)	(62,722)
Less: equity investees’ operating loss (income)	(6,654)	(12,157)	(8,940)	(32,053)
Net consolidated operating loss excluding depreciation and amortization, intangible asset impairments, foreign exchange gain, bank charges and other:	(25,216)	(26,820)	(73,420)	(94,775)

Depreciation and amortization:
Applied Technologies	1,850	1,934	5,710	5,800
On-Road Systems	1,485	1,128	3,983	2,345
Off-Road Systems	-	-	-	92
Corporate and Technology Investments	1,316	1,219	3,874	3,431

Intangible asset impairments:
On-Road Systems		-	325	-
	4,651	4,281	13,892	11,668

Net consolidated operating loss before foreign exchange gain, bank charges and other	(29,867)	(31,101)	(87,311)	(106,443)

Foreign exchange gain, bank charges and other	(2,079)	1,408	(2,222)	(4,652)

Loss from operations	(27,788)	(32,509)	(85,089)	(101,791)

Interest on long-term debt and other income (expenses), net	(567)	(1,093)	(2,838)	(3,255)
Income from investment accounted for by the equity method	2,134	3,673	2,820	9,969

Loss before income taxes	$ (26,221)	$ (29,929)	$ (85,107)	$ (95,077)

19

Westport Innovations Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

15. Segmented information (continued):

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013

Total additions to long-lived assets excluding business combinations:
Applied Technologies	$ 795	$ 1,490	$ 1,218	$ 3,452
On-Road Systems	-	3,461	3,338	12,948
Off-Road Systems	-	115	8	349
Corporate and Technology Investments	716	1,668	1,760	5,161

	$ 1,511	$ 6,734	$ 6,324	$ 21,910

It is impracticable for the Company to provide geographical revenue information by individual countries; however, it is practicable to provide by geographical regions. Product and service and other revenues are attributable to geographical regions based on location of the Company’s customers and presented as a percentage of the Company’s product and service revenues are as follows:

	% of total product revenue and service and other revenue
	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013

Americas (including United States)	36	50	43	37
Asia (including China)	12	6	11	11
Other (including Italy)	52	44	46	52

The Company’s revenue earned from Canadian customers is not significant and has been included in revenue from sales in the Americas.

As at September 30, 2014, total goodwill of $21,054 (December 31, 2013 - $22,958) was allocated to Applied Technologies and $18,542 (December 31, 2013 - $18,542) to On-Road Systems reporting segments.

As at September 30, 2014, total equity method investments of $23,790 (December 31, 2013 - $21,872) was allocated to the Corporate and Technology Investments segment and $449 (December 31, 2013 - $256) was allocated to the Applied Technologies segment.

20

Westport Innovations Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

15. Segmented information (continued):

Total assets are allocated as follows:

	September 30, 2014	December 31, 2013

Applied Technologies	$ 127,556	$ 144,803
On-Road Systems	112,186	111,323
Off-Road Systems	990	6,564
Corporate and Technology Investments and unallocated assets	151,772	228,981
CWI	158,810	114,943
WWI	217,312	131,146
	768,626	737,760
Less: equity investees’ total assets	376,122	246,089

Total consolidated assets	$ 392,504	$ 491,671

The Company’s long-lived assets consist of property, plant and equipment, intangible assets and goodwill.

Long-lived assets information by countries:

	September 30, 2014	December 31, 2013

Italy	$ 56,938	$ 66,918
Canada	27,206	30,713
United States	46,691	47,322
Sweden	255	322
China	6,631	8,675
Australia	1,925	1,360
	$ 139,646	$ 155,310
Less: equity investees’ long-lived assets	6,790	8,117

	$ 132,856	$ 147,193

16.	Related party transactions:

Pursuant to the amended and restated JVA, Westport engages in transactions with CWI.

As at September 30, 2014, net amounts due from CWI totaled $719 (December 31, 2013 - $3,621). Amounts receivable relate to costs incurred by Westport on behalf of CWI. The amounts are generally reimbursed by CWI to Westport in the month following the month in which the payable is incurred. During the three and nine months ended September 30, 2014 and September 30, 2013, cost reimbursements from CWI consisted of the following:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013

Research and development	$ -	$ 75	$ 3	$ 182
General and administrative	344	380	1,255	1,201
Sales and marketing	998	830	3,741	3,230

	$ 1,342	$1,285	$4,999	$4,613

All material transactions between the Company and CWI have been eliminated on application of equity accounting.

21

Westport Innovations Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

17.	Contractual obligations and commitments

(a)	Contractual Commitments

Capital lease obligations related primarily to office equipment and machinery, have initial terms of three to five years and have interest rates ranging from 3.07% to 7.32%. Operating lease commitments represent our future minimum lease payments under leases related primarily to our operating premises and office equipment.

Fiscal Year	Amount
2014 (remaining three months)
2015	$ 1,093
2016	4,285
2017	4,910
2018	6,696
Thereafter	48,123
Total	$ 65,107

(b)	Purchase Commitments

The Company purchases components from a variety of suppliers and contract manufacturers. During the normal course of business, in order to manage manufacturing lead times and help ensure adequate component supply, the Company enters into agreements with suppliers and contract manufacturers. A portion of our reported estimated purchase commitments arising from these agreements are firm, noncancelable, and unconditional commitments. The Company may be subject to penalties, and may lose important suppliers, if it is unable to meet its purchase commitments. As of September 30, 2014, the Company had total purchase commitments for inventory of $29,861 through December 31, 2015.

(c)	Other

In connection with the Company’s development of certain technology, the Company has agreed to pay a customer an additional $1,960 contingent upon the achievement of certain agreed-upon engineering milestones in March 2015.

18.	Subsequent Events

The Company has evaluated all events that occurred after the balance sheet date through October 30, 2014, the date when the financial statements were issued, to determine if they must be reported.

On October 22, 2014 the Company laid off 61 employees. The total severance and benefits expected to be paid is $1.8 million. Of the total severance and benefits expected to be paid, it is expected that $0.6 million will be paid in the three month period ended December 31, 2014 and that the remainder will be paid in the twelve month period ended December 31, 2015.

22